787 Seventh Avenue

New York, NY 10019-6099

Tel: 212 728 8000

Fax: 212 728 8111

February 16, 2021

VIA EDGAR

John Grzeskiewicz

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	BlackRock Hedge Fund Guided Portfolio Solution
(Securities Act File No. 333-251797, Investment Company Act File No. 811-23626)
Response to Staff Comments

Dear Mr. Grzeskiewicz:

On behalf of BlackRock Hedge Fund Guided Portfolio Solution (the “Fund”), this letter responds to written comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned on January 29, 2021 regarding the filing of a registration statement on Form N-2 (the “Registration Statement”) for the Fund on December 29, 2020.

For the convenience of the Staff, the comments are set out below. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Fund. The Fund anticipates making changes in response to the comments in a Pre-Effective Amendment (the “Amendment”) to the Registration Statement. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement and page number references are those of the Registration Statement.

Comment No. 1:

Please confirm in your response letter that FINRA has reviewed the proposed underwriting terms and arrangements for the transactions described in the registration statement, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among the Fund, the underwriter, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.

Response No. 1:	The Fund respectfully submits that the requirement that FINRA review the proposed underwriting terms and arrangements and issue a no objections letter

NEW YORK    WASHINGTON    HOUSTON    PALO ALTO    SAN FRANCISCO    CHICAGO    PARIS    LONDON    FRANKFURT     BRUSSELS    MILAN    ROME

February 16, 2021

prior to the Registration Statement being declared effective is not applicable to the Fund, as the Fund intends to rely on the exemption provided by FINRA Rule 5110(h)(2)(L). The Fund respectfully submits that it will be operated in a manner such that it will meet all of the criteria of this exemption.

Comment No. 2:

Please tell us if you have presented any test-the-waters materials to potential investors in connection with this offering. If so, please provide us with copies of such materials. (See, Rule 163B under the Securities Act of 1933 (“Securities Act”)).

Response No. 2:	The Fund has not presented, and does not expect to present, any “test-the-waters” materials (in reliance on Rule 163B under the Securities Act) to potential investors in connection with this offering.

Comment No. 3:

We note the disclosure on page 1 of the prospectus states, “The Fund has received exemptive relief from the Securities and Exchange Commission (‘SEC’) to, among other things, issue multiple classes of Shares and to impose asset-based distribution fees and early-withdrawal fees as applicable.” Please advise us if you have submitted or expect to submit any additional exemptive applications with this registration statement.

Response No. 3:

The Fund has not submitted, and does not currently plan to submit, any additional exemptive applications or no-action requests in connection with the Registration Statement, but reserves the right to do so in the future should the Fund deem it appropriate based on its then-current facts and circumstances.

Comment No. 4:

Page 2 states, “The Advisor seeks to achieve the investment objective by allocating assets to private investment vehicles (“Portfolio Funds”) …The Fund has adopted a policy to invest, under normal circumstance, at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in Portfolio Funds.” We have the following comments on this language:

Comment No. 4a:

We are concerned that the Fund’s name could be misleading by suggesting to investors that the Fund is a hedge fund, when this is not the case. Please modify the Fund’s name to make clear that the Fund itself is not a hedge fund.

Response No. 4a:

The Fund respectfully disagrees that investors will be confused by the Fund’s name as the Staff suggests. To the extent that the term “hedge fund” has developed a meaning in the industry, the Fund submits that investors view hedge funds as private collective investment vehicles that are exempt from registration under the Investment Company Act. The front page of the Prospectus, indeed the first line of disclosure, states that the Fund is a “closed-end management investment company registered under the Investment Company Act of 1940” and subsequently states that shares of the Fund “will be registered under the Securities Act of 1933.” As a result, it will be clear to investors from prominent disclosure

February 16, 2021

that they are not purchasing an unregulated private investment vehicle such as a hedge fund. The Fund notes that shares of the Fund will be offered and sold only to investors that are “accredited investors” as defined in Regulation D under the Securities Act and believes that such investors have a level of sophistication that makes them capable of distinguishing between a registered investment company such as the Fund and a private investment vehicle that is a hedge fund. The Fund further notes that other registered funds, such as Hedge Fund Guided Portfolio Solution (File No. 333-232800), use a substantially similar name and pursue a similar investment program. Accordingly, the Fund respectfully declines to modify the Fund’s name in response to the Staff’s comment.

Comment No. 4b:

Please revise the Fund’s 80% policy to make clear that the Fund will invest 80% of its assets, plus the amount of borrowing for investment purposes, in private investment vehicles that are hedge funds. The current disclosure would allow the 80% policy to include, for example, private equity funds.

Response No. 4b:	The requested change will be made in the Amendment.

Comment No. 4c:

We note that the Class I shares have a $10,000 initial minimum investment. It is the staff’s position that registered closed-end funds that invest more than 15% of their assets in hedge funds should impose a minimum initial investment requirement of at least $25,000. Please explain to us why it would be appropriate to offer Class I shares without imposing a $25,000 limitation. We may have additional comments after reviewing your response.

Response No. 4c:

The Fund has determined to increase the initial minimum investment amount for Class I shares to $25,000, the same initial minimum investment amount as Class A shares of the Fund. The Fund will reflect this change in the Amendment.

Prospectus Summary

Comment No. 5:	The Fund seeks “absolute and risk-adjusted returns”. Clarify the disclosure as to what is meant by “absolute.”

Response No. 5:

The Fund will include disclosure in the Amendment clarifying that, for purposes of the Fund’s investment objective, an “absolute” return measures the gain or loss in the portfolio independent of any benchmark or general market direction.

Summary of Fees and Expenses

Comment No. 6:	State in the narrative following the fee table that “Other Expenses” are based on estimates for the current fiscal year.

Response No. 6:	The requested change will be made in the Amendment.

February 16, 2021

Comment No. 7:	With respect to footnote 2, the Expense Agreement must remain in effect for at least one full year from the effective date of this registration statement.

Response No. 7:	The Fund confirms that the above-referenced Expense Agreement will remain in effect for at least one full year from the effective date of the Registration Statement.

Additional Investment Policies

Comment No. 8:

In regard to the Fund’s investment policies on concentration, the disclosure states, “This investment restriction does not apply to investments by the Fund in Portfolio Funds.” Please note that a fund and its adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance. Please add disclosure to clarify that the Fund will consider the investments in Portfolio Funds when determining the Fund’s compliance with its concentration policies.

Response No. 8:

The Fund is not aware of any requirement to “look through” its investments in an investment company to the underlying holdings of the investment company for purposes of determining compliance with its policy on concentrating its investments in a particular industry. Nonetheless, the Fund confirms that it will consider the information made available to it with respect to a Portfolio Fund for purposes of determining compliance with its policy on concentration. The Fund will revise the disclosure on its concentration policy in the Amendment as follows:

“Under the Fund’s fundamental investment restrictions, the Fund (unless otherwise stated) may not:

Concentrate its investments in a particular industry, as that term is used in the 1940 Act. ~~This investment restriction does not apply to investments by the Fund in Portfolio Funds. The Fund may invest in Portfolio Funds that may concentrate their assets in one or more industries.~~For purposes of this investment restriction, neither the Fund’s investments in Portfolio Funds generally nor its investments in Portfolio Funds following the same general strategy are deemed to be investments in a single industry.

[…]

With respect to the fundamental policy relating to concentration set forth in (1) above, the 1940 Act does not define what constitutes “concentration” in an industry. The SEC staff has taken the position that investment of 25% or more of a fund’s total assets in one or more issuers conducting their principal activities in the same industry or group of industries constitutes concentration. It is possible that interpretations of concentration could

February 16, 2021

change in the future. The policy in (1) above will be interpreted to refer to concentration as that term may be interpreted from time to time. The policy also will be interpreted to permit investment without limit in the following: securities of the U.S. Government and its agencies or instrumentalities; tax exempt securities of state, territory, possession or municipal governments and their authorities, agencies, instrumentalities or political subdivisions; and repurchase agreements collateralized by any such obligations. Accordingly, issuers of the foregoing securities will not be considered to be members of any industry. There also will be no limit on investment in issuers domiciled in a single jurisdiction or country. Finance companies will be considered to be in the industries of their parents if their activities are primarily related to financing the activities of the parents. Each foreign government will be considered to be a member of a separate industry. With respect to fundamental investment restriction (1), the Fund will consider the information made available to it with respect to a Portfolio Fund for purposes of determining compliance with investment restriction (1) above. With respect to the Fund’s industry classifications, the Fund ~~currently utilizes~~may utilize any one or more of the industry sub-classifications used by one or more widely recognized market indexes or rating group indexes, and/or as defined by the Advisor. The policy also will be interpreted to give broad authority to the Fund as to how to classify issuers within or among industries.”

General Comments

Comment No. 9:

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

Response No. 9:	The Fund notes the Staff’s comment.

Comment No. 10:

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Response No. 10:	The Fund notes the Staff’s comment. Please see the responses in this letter, as applicable, with respect to comments where the Fund is not making a change.

Comment No. 11:

If you intend to omit certain information from the form of the prospectus included with the Registration Statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

February 16, 2021

Response No. 11:	The Fund will inform the Staff of omitted information in reliance on Rule 430A under the Securities Act prior to seeking effectiveness of the Registration Statement.

Comment No. 12:	We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Response No. 12:	The Fund notes the Staff’s comment.

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Please do not hesitate to contact me at (212) 728-8147 if you have comments or if you require additional information regarding the Fund.

Respectfully submitted,

/s/ Michael A. DeNiro
Michael A. DeNiro

cc:	Janey Ahn, Esq., BlackRock, Inc.
Gladys Chang, Esq., BlackRock, Inc.
P. Jay Spinola, Esq., Willkie Farr & Gallagher LLP